Exhibit (a)(3)

January 14, 2002

Dear Stockholder:

    I am pleased to inform you that on January 6, 2002, Matrix Pharmaceutical, Inc. (the "Company") entered in an Agreement and Plan of Merger (the "Merger Agreement") with Chiron Corporation ("Chiron") and Manon Acquisition Corp., a wholly-owned subsidiary of Chiron (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock, including the associated rights to purchase preferred stock issued pursuant to a rights agreement dated May 18, 1995 (together, the "Shares"), for $2.21 per Share in cash, without interest, subject to the terms and conditions in the Purchaser's Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. Pursuant to the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all Shares not purchased in the Offer (other than Shares held by the Purchaser and its subsidiaries, by dissenting stockholders or by the Company) will be converted into the right to receive $2.21 per Share in cash in the Merger.

    Your Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and has determined that the terms of each are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

    In arriving at its recommendation, the Board gave careful consideration to a number of factors, including, among other things, the opinion received by the Board from Banc of America Securities LLC, the Company's financial advisor, that, as of the date of such opinion, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders.

    Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated January 14, 2002, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

Sincerely
Michael D. Casey Chairman, President and Chief Executive Officer